August 24, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.
20549-0405

Attention:     H. Roger Schwall
                       Assistant Director

Dear Mr. Schwall,

Reference:   Your Response Letter Dated August 15, 2005 of the following:

Dynamic Oil & Gas, Inc. ("Dynamic")
Form 20-F for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 0-17551

In your above-referenced letter, you requested a response from Dynamic within 10 business days (August 26, 2005). Mr. James Murphy of your office confirmed by telephone that Dynamic's response could be filed on or about September 15, 2005.

I trust you find the foregoing to be in order.

Yours truly.

Dynamic Oil & Gas, Inc.

Per:    /s/ Michael A. Bardell
          Michael A. Bardell
          Chief Financial Officer

TSX: DOL NASDAQ: DYOLF	HEAD OFFICE: Suite 230 - 10991 Shellbridge Way Richmond, BC Canada V6X 3C6 Tel: 604-214-0050 Fax: 604-214-0551
Member of: SEPAC & CAPP	Toll Free: 1-800-663-8072 Email: infodynamic@dynamicoil.com Website: www.dynamicoil.com